****AH 7/22/2003**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03051835

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
JUN 26 2003
PROCESSING
SECTION
WASH, D.C.
181

SEC FILE NUMBER
8- 36221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2002 (MM/DD/YY) AND ENDING April 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schembra Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Shelter Cove Plaza, Suite P
(No. and Street)

Hilton Head Island (City) South Carolina (State) 29928-3546 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan (312) 986-1064
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 Chicago, IL 60604
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirk Eldridge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schembra Securities, Inc., as of April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

My Commission Expires May 31, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] SAME PAGE
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schembra Securities, Inc.
(A South Carolina Corporation)

REPORT PURSUANT TO RULE X-17A-5(d)

YEAR ENDED APRIL 30, 2003

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Schembra Securities, Inc.
Hilton Head Island, South Carolina

We have audited the accompanying statement of financial condition of Schembra Securities, Inc. (a South Carolina Corporation) as of April 30, 2003 and the related statements of operation, changes in stockholder's equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schembra Securities, Inc. as of April 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, Illinois
May 23, 2003

Schembra Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2003

ASSETS		
Cash in bank	$	11,274
TOTAL ASSETS	$	11,274
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100,000 shares authorized, 8,000 shares issued and outstanding		8,000
Paid-in capital		18,018
Accumulated deficit	(	14,744)
Total stockholder's equity		11,274
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	11,274

The accompanying notes are an integral part of these financial statements.

Schembra Securities, Inc.

STATEMENT OF OPERATION

YEAR ENDED APRIL 30, 2003

REVENUES		
Commissions	$	171,400
EXPENSES		
Commissions		142,700
Professional fees		11,151
Consulting fees		13,644
Dues and fees		870
Miscellaneous		3,676
TOTAL EXPENSES		172,041
NET LOSS	$	(641)

The accompanying notes are an integral part of these financial statements.

Schembra Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2003

	Number of Shares	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, April 30, 2002	8,000	$8,000	$18,018	$(14,103)	$ 11,915
Net loss		-	-	(641)	(641)
Balance, April 30, 2003	8,000	$8,000	$18,018	$ 14,744	$ 11,274

The accompanying notes are an integral part of these financial statements.

Schembra Securities, Inc.

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2003

OPERATING ACTIVITIES		
Net loss	$	(641)
NET CASH USED IN OPERATING ACTIVITIES		(641)
NET DECREASE IN CASH		(641)
CASH - APRIL 30, 2002		11,915
CASH - APRIL 30, 2003	$	11,274

Supplemental Cash Flow Information

-Cash payments for interest during the period totaled $0.

The accompanying notes are an integral part of these financial statements.

Schembra Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2003

1. DESCRIPTION OF BUSINESS

Schembra Securities, Inc. (the "Company") is a registered securities broker/dealer primarily engaged in the underwriting of real estate securities on an agency basis for issuers of such securities. The Company forwards all funds received to the issuers of securities, and all securities received to the investors.

The Company is a member of the National Association of Securities Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Underwriting fee income is recorded when transactions between customers (investors) and issuers are completed and the funds are distributed.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

3. INCOME TAXES

At April 30, 2003, the Company's net operating loss available for carryforward to offset future taxable income and tax liabilities for income tax reporting purposes is approximately $3,000 and expires in 2010.

4. REGULATORY MATTERS

As a broker dealer, the Company is subject to the minimum capital requirements adopted and administered by the Securities and Exchange Commission "SEC". At April 30, 2003, the Company had net capital, as defined by the SEC, of $11,274 which was $6,274 in excess of the $5,000 capital required under Rule 15c3-1.

5. RELATED PARTY TRANSACTION

The sole stockholder of the Company received compensation as commission of $142,700 and is reflected in the income statement.

6. CONCENTRATION OF CREDIT RISK

At April 30, 2003, the Company had no significant credit concentration. The Company has established an escrow trust account at The Bank of New York ("BONY") to hold customers earnest money deposits. The funds are made payable directly to BONY and are held until the real estate closing and are disbursed by the closing attorney upon final closing. The Company does not have any access to or control of these funds. The balance in this account at April 30, 2003 was $3,000.

SUPPLEMENTARY INFORMATION

Schembra Securities, Inc.

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

APRIL 30, 2003

COMPUTATION OF NET CAPITAL		
CREDITS		
Total stockholder's equity	$	11,274
DEBITS		
Non-allowable assets		-
NET CAPITAL BEFORE HAIRCUTS		11,274
HAIRCUTS		-
NET CAPITAL	$	11,274
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
EXCESS NET CAPITAL	$	6,274
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	6,274
COMPUTATION OF AGGREGATE INDEBTEDNESS	$	-0-
Percentage of aggregate indebtedness to net capital		0%

Note: *There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.*

Schembra Securities, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION FOR THE POSSESSION OR CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

April 30, 2003

These schedules are not applicable as Schembra Securities, Inc. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Schembra Securities, Inc."

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder of
Schembra Securities, Inc.
Hilton Head Island, South Carolina

In planning and performing our audit of the financial statements of Schembra Securities, Inc. (a South Carolina Corporation) for the year ended April 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Schembra Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at April 30, 2003 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended April 30, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2003, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz and Chez, LLP.

Chicago, Illinois
May 23, 2003